Exhibit 12.1

Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Year Ended December 31,
	2011	2012	2013	2014	2015

Income (Loss) from Continuing Operations	$49,934	$19,273	$70,606	$62,375	$(215,235)
Plus (Less): Income Taxes (Benefit)	4,694	2,669	4,962	9,270	(5,633)
Fixed Charges	23,432	29,570	37,562	32,744	42,823
Less: Capitalized Interest	(365)	(5,524)	(12,801)	(8,396)	(4,955)
Earnings Before Fixed Charges	77,695	45,988	100,329	95,993	(183,000)
Fixed Charges:
Interest Expense	$22,314	$23,244	$23,821	$23,332	$36,946
Capitalized Interest	365	5,524	12,801	8,396	4,955
Estimated Portion of Rental Expense Equivalent to Interest	753	802	940	1,016	923
Total Fixed Charges	23,432	29,570	37,562	32,744	42,824

Ratio of Earnings to Fixed Charges	3.32	1.56	2.67	2.93	N/A

N/A – The ratio is less than 1.0. A deficiency of $225.8 million exists for the year ended December 31, 2015. The calculation of earnings includes $72.6 million of non-cash depreciation and amortization expense and $152.1 million of impairment charges.